FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This communication may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.

More PeopleSoft

Customers Speak Out.

“I don’t agree with Larry Ellison. Even if the upgrade to Oracle had been free, there would have been unpalatable implementation and training costs resulting in no benefit.”

- Chris Alderson, Program Director, Air New Zealand

“The only thing an Oracle takeover of PeopleSoft would do is to hurt the customers. We are both a PeopleSoft and J.D. Edwards customer and fully support the PeopleSoft/J.D. Edwards merger. Having to convert to Oracle would cost us millions and millions of dollars without any benefit.”

- Dr. Bob Brobst, CIO, Alcon, Inc.

“Several years ago we chose PeopleSoft over Oracle based on their dramatic lead in product quality and innovation. PeopleSoft has never broken our trust. We would never move to an inferior Oracle product.”

- Glenn Marfell, HRMS Manager, Fujitsu America, Inc.

“We have great confidence in PeopleSoft — their people, products and company. From our perspective, it’s business as usual.”

- Tim Monteith, CIO, Domino’s Pizza

“As a customer since 1996, we’ve benefited from PeopleSoft’s Human Resources applications. We stand behind PeopleSoft and look forward to a long and prosperous future with them.”

-  P.K. Medappa, Group Head of HR Service Delivery, Standard Chartered Bank

“With PeopleSoft we have rich, reliable corporate applications that meet our ongoing needs. We’re glad PeopleSoft’s Board of Directors rejected Oracle’s hostile attempts.”

-  Steve Tanzer, General Manager University Services, University of Southern Queensland, Australia

“I’m confident that we will be running on PeopleSoft for the long term. Oracle would never be an option for us because it doesn’t run on DB2, and no upgrade script will fix that.”

-  Doug Cormany, Vice President and CIO, Spherion

“Oracle’s concept of a free upgrade shows their lack of understanding of the value delivered by PeopleSoft’s web-based customer service applications. Oracle’s ‘free upgrade’ would have amounted to a re-implementation.”

-  Peter Goldrick, Managing Director, BizEd Services

“We’ve been a PeopleSoft customer for four years and they have continually demonstrated their commitment to our success. They’re a partner, not just a vendor.”

-  Christoph Ganswindt, CIO, Lufthansa

Our customers continue to make it clear. They want PeopleSoft to lead. For more than 15 years, PeopleSoft has brought customers innovative products and services, from the first global payroll system to Pure Internet ArchitectureTM to the first solution for services procurement. This leadership heritage will only grow stronger with the combination of PeopleSoft and J.D. Edwards as we continue to bring new and innovative solutions to 11,000 customers around the world. To learn more visit www.peoplesoft.com

PeopleSoft intends to file a Schedule TO and a registration statement on Form S-4 with the SEC with respect to the proposed acquisition of J.D. Edwards. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 for PeopleSoft’s recommendation regarding Oracle’s June 9th tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

© 2003 PeopleSoft, Inc. PeopleSoft is a registered trademark of PeopleSoft, Inc.